October 3, 2007

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.


WALL ST
BROAD ST

August 2007 Domestic Markets in Review

U.S. stock market indices recovered in the second half of August to finish the month with modest gains, as the Federal Reserve began to address credit-induced liquidity concerns by lowering the discount rate by 50 basis points on August 17th. From its trough on August 15th, the S&P 500 Index rebounded +4.8 percent by month end. Taxable fixed-income securities, particularly U.S. Treasuries, posted solid returns, while high grade municipals had small losses.

August Performance Returns Available

Sit Mutual Funds' August 2007 performance returns are available. To view the results go to the Performance page.

Sit Fund Named Best Minnesota Municipal Debt Fund

Lipper has named the Sit Minnesota Tax-Free Income Fund the 2007 Best Minnesota Municipal Debt Fund.

- Sit Minnesota Tax-Free Income Fund Overview

© REUTERS. Click for Restrictions

Columbus Day Holiday

Sit Mutual Funds and the NYSE are open on Columbus Day, October 8, 2007, and shareholder transactions processed on that day will be priced at the close of the day (4:00 p.m. EDT). Money transactions and US Mail delivery will be delayed until Tuesday, as banks and the US Post Office are closed on Monday in observance of the holiday.

Sit Mutual Funds Annual Shareholder Meeting is October 22nd.

For additional information please visit the Meeting page.


TwinCities
BUSINESS
The Journey of GENE SIT

Twin Cities Business Magazine features Chairman and Chief Investment Officer Gene Sit.

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Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

Performance

Average Annual Total Returns - Equity Funds

As of 9/30/2007
(Updated Monthly)

Fund Name	3 Months[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
Balanced	**4.47%**	**16.18%**	**11.01%**	**11.73%**	**5.35%**	**8.05%**
S&P 500 Index	2.03	16.44	13.14	15.45	6.57	10.99
Lehman Aggregate Bond Index	2.84	5.14	3.86	4.13	5.97	6.13
Dividend Growth Class I	**3.12**	**19.33**	**16.25**	--	--	**13.68**
S&P 500 Index	2.03	16.44	13.14	--	--	10.82
Dividend Growth Class S[3]	**3.13**	**19.05**	--	--	--	**16.12**
S&P 500 Index	2.03	16.44	--	--	--	13.70
Large Cap Growth	**5.18**	**21.66**	**14.61**	**15.91**	**4.24**	**11.31**
Russell 1000® Growth Index	4.21	19.35	12.20	13.84	4.06	12.10
Mid Cap Growth[4]	**8.34**	**31.12**	**20.82**	**20.75**	**6.28**	**14.11**
Russell Midcap® Growth Index	2.15	21.23	17.01	20.39	7.47	--
International Growth[5]	**4.60**	**25.69**	**21.48**	**19.39**	**2.50**	**6.53**
MSCI EAFE Growth Index	4.33	27.76	23.06	21.38	5.55	6.05
Small Cap Growth[4]	**6.85**	**34.54**	**21.79**	**19.49**	**9.57**	**14.18**
Russell 2000® Growth Index	0.02	18.93	14.10	18.70	3.65	8.04
Science and Technology Growth[6]	**10.29**	**24.88**	**12.02**	**15.90**	--	**2.77**
NYSE Arca Tech 100 Index	3.71	18.32	12.97	20.52	--	13.28
Developing Markets Growth[5]	**13.95**	**56.16**	**39.34**	**33.06**	**8.51**	**8.36**
MSCI Emerging Markets Index	13.70	54.84	37.44	35.26	9.15	7.20

Average Annual Total Returns - Fixed Income Funds

As of 9/30/2007
(Updated Monthly)

Fund Name	3 Months[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
U.S. Government Securities	**2.43%**	**5.58%**	**3.81%**	**3.24%**	**4.85%**	**6.58%**
Lehman Interm. Gov't Index	3.36	5.88	3.56	3.21	5.43	6.77
Tax-Free Income	**-0.01**	**1.89**	**2.82**	**2.96**	**3.89**	**5.70**
Lehman 5-Year Municipal Index	2.56	3.82	2.76	3.03	4.55	5.74
Minnesota Tax-Free Income[7]	**0.46**	**2.32**	**3.97**	**3.88**	**4.42**	**5.01**
Lehman 5-Year Municipal Index	2.56	3.82	2.76	3.03	4.55	4.76

Average Annual Total Returns - Money Market

As of 9/30/2007
(Updated Monthly)

Fund Name	3 Months[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]	7-Day Yield[8]	7-Day Effective Yield[8]
Money Market[9]	**1.18%**	**4.88%**	**3.79%**	**2.55%**	**3.46%**	**3.84%**	**4.60%**	**4.70%**
3-Month Treasury Bill	1.09	4.95	4.13	2.92	3.67	4.08	--	--

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Not annualized.

(2) Annualized Return since inception. The inception dates for the Funds are as follows: Sit Balanced Fund 12/31/93; Sit Dividend Growth Fund Class I 12/31/03; Sit Dividend Growth Fund Class S 3/31/06; Sit Large Cap Growth Fund 9/2/82; Sit Mid Cap Growth Fund 9/2/82; Sit International Growth Fund 11/1/91; Sit Small Cap Growth Fund 7/1/94; Sit Science and Technology Growth Fund 12/31/97; Sit Developing Markets Growth Fund 7/1/94; Sit Money Market Fund 11/1/93; Sit U.S. Government Securities Fund 6/2/87; Sit Tax-Free Income Fund 9/29/88; Sit Minnesota Tax-Free Income Fund 12/1/93; Sit Florida Tax-Free Income Fund 12/31/03; Sit Bond Fund 12/1/93.

(3) Class S of the Sit Dividend Growth Fund commenced operations on March 31, 2006; therefore, there is no annualized return information available for this Class.

(4) *Sit Small Cap Growth Fund and Sit Mid Cap Growth Fund* primarily invest in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

(5) *Sit Developing Markets Growth Fund and Sit International Growth Fund* invest in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

(6) *Sit Science and Technology Growth Fund* primarily invests in companies involved in the technology sector. An investment in this Fund may involve a greater degree of risk than an investment in mutual funds with greater diversification.

(7) Investment income in the *Sit Minnesota Tax-Free Income Fund* & the *Sit Florida Tax-Free Income Fund* may be subject to the federal alternative minimum tax.

(8) The yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

(9) *Sit Money Market Fund* is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Performance

Total Returns | Yields and Distributions

Distribution Rates - Equity Funds

As of 9/30/2007
(Updated Monthly)

Fund Name	12-Month Distribution Rate[3]
Balanced	2.07%
Dividend Growth Class I	1.68
Dividend Growth Class S	1.48

Current Yields and Distribution Rates - Fixed Income Funds

As of 9/30/2007
(Updated Monthly)

Fund Name	30-Day SEC Yield	12-Month Distribution Rate	Dividend Distribution Factor
U.S. Government Securities	5.18%	4.78%	0.03914
Tax-Free Income	4.46	4.05	0.03006
Minnesota Tax-Free Income[1]	4.45	4.19	0.03150
Fund Name	**7-Day Compound Effective Yield**	**7-Day Simple Yield**	**Dividend Distribution Factor**
Money Market[2]	4.60%	4.70%	0.00357

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains.

(1) Investment income in the *Sit Minnesota Tax-Free Income Fund* and the *Sit Florida Tax-Free Income Fund* may be subject to the federal alternative minimum tax.

(2) *Sit Money Market Fund* is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

(3) Based on the last 12 months of distributed net investment income and average NAV as 12/31/06. One of the investment objectives of Sit Balanced and Sit Dividend Growth Fund is to provide income, which is distributed quarterly.

October 10, 2007



WALL ST
BROAD ST

August 2007 Domestic Markets in Review

U.S. stock market indices recovered in the second half of August to finish the month with modest gains, as the Federal Reserve began to address credit-induced liquidity concerns by lowering the discount rate by 50 basis points on August 17th. From its trough on August 15th, the S&P 500 Index rebounded +4.8 percent by month end. Taxable fixed-income securities, particularly U.S. Treasuries, posted solid returns, while high grade municipals had small losses.

September Performance Returns Available

Sit Mutual Funds' September 2007 performance returns are available. To view the results go to the Performance page.

Sit Fund Named Best Minnesota Municipal Debt Fund

Lipper has named the Sit Minnesota Tax-Free Income Fund the 2007 Best Minnesota Municipal Debt Fund.

- Sit Minnesota Tax-Free Income Fund Overview

© REUTERS. Click for Restrictions

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.

CNBC Interview from October 4, 2007



Sit Mutual Funds Annual Shareholder Meeting is October 22nd.

For additional information please visit the Meeting page.



Twin Cities
BUSINESS
The Journey of Gene Sit

Twin Cities Business Magazine features Chairman and Chief Investment Officer Gene Sit.

- Printable Version

Daily Prices

Account Access

Contact Us

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Subscribe

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.